

September 3, 2014

Via E-mail
Michael G. Barrett
President and Chief Executive Officer
Millennial Media, Inc.
2400 Boston Street, Suite 201
Baltimore, MD 21224

> **Re:** **Millennial Media, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-35478**

Dear Mr. Barrett:

We have reviewed your filing and have the following comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 70

1. Please help us better understand your current product and service offerings and related revenue recognition policy as it appears that your business has continued to evolve. In this regard, we note that your offerings include an ad exchange, a supply side tool and a demand side platform. We further note that you offer advertising campaigns to some of your customers while other customers prefer to interact with you on an automated basis. Please provide us with a specific and comprehensive discussion regarding the nature of each of your product and service offerings and the related revenue recognition policy for each individual offering. Tell us if and how your revenue recognition policy differs based upon whether the product or service offerings are included in an advertising campaign or as an automated arrangement. Please clarify if any of your offerings are part

of multiple element arrangements and, if so, provide us with an analysis of your revenue recognition policy for such arrangements. Finally, provide us with a specific and comprehensive discussion of how you have considered whether your offerings should be recognized on a gross or net basis under ASC 605-45-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at 202-551-3788 or, Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director